UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING	SEC FILE NUMBER
000-56159

(Check One):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: November 30, 2020

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended: ______________________________

Read attached instruction sheet before preparing form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant

Leader Capital Holdings Corp.
Former Name if Applicable

Address of Principal Executive Office (Street and Number)
Room 2708-09, Metropolis Tower, 10 Metropolis Drive,
City, State and Zip Code
Hung Hom, H.K.

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or From N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The quarterly report of Leader Capital Holdings Corp. (the “Registrant”) on Form 10-Q for the quarterly period ended November 30, 2020 (the “Form 10-Q”) could not be filed within the prescribed time period due to delays in consolidation of financial statements for its recent acquisition of Nice Products Inc., which delay could not be eliminated by the Registrant without unreasonable effort and expense. As a result, the Registrant could not solicit and obtain the necessary review of the Form 10-Q in a timely fashion prior to the due date of the report. The Registrant anticipates that it w ill file the Form 10-Q no later than five calendar days following the prescribed filing date.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Yi-Hsiu Lin	852	3487 6378
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).	[X] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?	[X] Yes [ ] No

On August 17, 2020, the Registrant, through its wholly-owned subsidiary JFB Internet Service Limited, a company incorporated and existing under the laws of Hong Kong, acquired all of the issued and outstanding capital stock of Nice Products Inc., a company organized under the laws of the British Virgin Islands. As a result of the acquisition, the Registrant believes the FinMaster application (the “FinMaster App”) can be launched to the market in a timely and efficient manner and clients on this open platform could be served more effectively and satisfactorily.

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The Registrant has incurred significant operating losses. As of November 30, 2020, the Registrant’s accumulated deficit is anticipated to be $14,912,634 as compared to $11,307,575 as of August 31, 2020. The Registrant expects to have generated revenue of $22,863 for the three months ended November 30, 2020 as compared to $1,667 for the three months ended November 30, 2019. This expected increase in revenue will primarily be a result of the sales of stock analysis products from the FinMaster App, which application was launched during the quarter ended November 30, 2020. Such products were not available in the prior year. The Registrant’s net losses are expected to be principally attributed to general and administrative expenses. These results are still preliminary.

Cautionary Note Regarding Forward-Looking Statements:

This notification on Form 12b-25 contains certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include words such as “expects,” “believes,” “intends” or words of similar meaning or the negatives thereof. These forward-looking statements are based on current information and expectations and include, but are not necessarily limited to, statements about the Registrant’s ability to file the Form 10-Q within the period prescribed under Rule 12b-25 and expectations regarding the consolidated financial statements to be included therein (including revenue performance).

The forward-looking statements contained herein are subject to risks and uncertainties, many of which are beyond our control, including the possibility that we may discover previously unknown issues relating to our financial statements and such issues may result in possible further delays in finalizing the Form 10-Q, including delays that extend beyond the 5-day period during which late filings are permitted, as well as other risks and uncertainties described in the reports that we file with the U.S. Securities and Exchange Commission. Any such result may cause volatility in our stock price, a loss of confidence in our management team and other potential negative effects on the Registrant. If one of these risks or uncertainties occurs, actual results or outcomes may vary materially from those described in the forward-looking statements as expected, anticipated, believed, estimated, intended, planned or otherwise. Forward-looking statements speak only as of the date on which they are made. We undertake no obligation to update any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

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Leader Capital Holdings Corp.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date : January 14, 2021	By:	/s/ Yi-Hsiu Lin
	Name:	Yi-Hsiu Lin
	Title:	President and Chief Executive officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

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